SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 July 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 29 July 2021 re: 2021 Half-Year Results - Part 2 of 2

Lloyds Banking Group plc

2021 Half-Year Results

29 July 2021

Part 2 of 2

 STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement		86
Consolidated statement of comprehensive income		87
Consolidated balance sheet		88
Consolidated statement of changes in equity		90
Consolidated cash flow statement		93

Notes
1	Accounting policies	94
2	Critical accounting judgements and estimates	95
3	Segmental analysis	105
4	Net fee and commission income	107
5	Insurance claims	108
6	Operating expenses	108
7	Impairment	109
8	Tax expense	111
9	Earnings per share	112
10	Financial assets at fair value through profit or loss	112
11	Derivative financial instruments	113
12	Financial assets at amortised cost	114
13	Debt securities in issue	121
14	Retirement benefit obligations	122
15	Other provisions	123
16	Contingent liabilities, commitments and guarantees	126
17	Fair values of financial assets and liabilities	129
18	Credit quality of loans and advances to banks and customers	138
19	Dividends on ordinary shares	142
20	Future accounting developments	143
21	Other information	143

 CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	Note	£m	£m	£m

Interest income		6,544	7,574	6,732
Interest expense		(2,171)	(1,018)	(2,539)
Net interest income		4,373	6,556	4,193
Fee and commission income		1,294	1,121	1,187
Fee and commission expense		(601)	(558)	(590)
Net fee and commission income	4	693	563	597
Net trading income		9,515	(5,211)	12,431
Insurance premium income		4,249	4,244	4,371
Other operating income		738	720	703
Other income		15,195	316	18,102
Total income		19,568	6,872	22,295
Insurance claims	5	(11,489)	1,023	(15,064)
Total income, net of insurance claims		8,079	7,895	7,231
Operating expenses	6	(4,897)	(4,668)	(5,077)
Impairment	7	723	(3,829)	(326)
Profit (loss) before tax		3,905	(602)	1,828
Tax (expense) credit	8	(40)	621	(460)
Profit for the period		3,865	19	1,368

Profit (loss) attributable to ordinary shareholders		3,611	(234)	1,099
Profit attributable to other equity holders		213	234	219
Profit attributable to equity holders		3,824	—	1,318
Profit attributable to non-controlling interests		41	19	50
Profit for the period		3,865	19	1,368

Basic earnings (loss) per share	9	5.1p	(0.3p)	1.5p
Diluted earnings (loss) per share	9	5.0p	(0.3p)	1.5p

The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Profit for the period	3,865	19	1,368
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	604	668	(530)
Tax	(323)	(154)	129
	281	514	(401)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	40	(62)	12
Tax	1	—	(16)
	41	(62)	(4)
Gains and losses attributable to own credit risk:
Losses before tax	(48)	(3)	(72)
Tax	22	1	19
	(26)	(2)	(53)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	36	(21)	67
Income statement transfers in respect of disposals	(15)	(137)	(12)
Income statement transfers in respect of impairment	(2)	6	(1)
Tax	7	43	31
	26	(109)	85
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,153)	890	(160)
Net income statement transfers	(296)	(223)	(273)
Tax	372	(209)	100
	(1,077)	458	(333)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(23)	28	(24)
Transfers to income statement (tax: £nil)	—	—	13
	(23)	28	(11)
Other comprehensive income for the period, net of tax	(778)	827	(717)
Total comprehensive income for the period	3,087	846	651

Total comprehensive income attributable to ordinary shareholders	2,833	593	382
Total comprehensive income attributable to other equity holders	213	234	219
Total comprehensive income attributable to equity holders	3,046	827	601
Total comprehensive income attributable to non-controlling interests	41	19	50
Total comprehensive income for the period	3,087	846	651

 CONSOLIDATED BALANCE SHEET

		At 30 June 2021	At 31 Dec 2020
		(unaudited)	(audited)
	Note	£m	£m

Assets
Cash and balances at central banks		78,966	73,257
Items in the course of collection from banks		163	299
Financial assets at fair value through profit or loss	10	177,589	171,626
Derivative financial instruments	11	22,193	29,613
Loans and advances to banks		10,811	10,746
Loans and advances to customers		500,356	498,843
Debt securities		5,008	5,405
Financial assets at amortised cost	12	516,175	514,994
Financial assets at fair value through other comprehensive income		26,213	27,603
Investments in joint ventures and associates		313	296
Goodwill		2,320	2,320
Value of in-force business		5,727	5,617
Other intangible assets		4,299	4,140
Property, plant and equipment		11,518	11,754
Current tax recoverable		792	660
Deferred tax assets		3,346	2,741
Retirement benefit assets	14	3,134	1,714
Assets arising from contracts held with reinsurers		19,922	20,385
Other assets		7,017	4,250
Total assets		879,687	871,269

CONSOLIDATED BALANCE SHEET (continued)

		At 30 June 2021	At 31 Dec 2020
		(unaudited)	(audited)
Equity and liabilities	Note	£m	£m

Liabilities
Deposits from banks		20,655	31,465
Customer deposits		482,349	460,068
Items in course of transmission to banks		325	306
Financial liabilities at fair value through profit or loss		21,054	22,646
Derivative financial instruments	11	17,951	27,313
Notes in circulation		1,368	1,305
Debt securities in issue	13	81,268	87,397
Liabilities arising from insurance contracts and participating investment contracts		120,368	116,060
Liabilities arising from non-participating investment contracts		42,031	38,452
Other liabilities		24,871	20,347
Retirement benefit obligations	14	234	245
Current tax liabilities		—	31
Deferred tax liabilities		42	45
Other provisions	15	1,758	1,915
Subordinated liabilities		13,527	14,261
Total liabilities		827,801	821,856

Equity
Share capital		7,097	7,084
Share premium account		17,872	17,863
Other reserves		12,713	13,747
Retained profits		8,079	4,584
Ordinary shareholders’ equity		45,761	43,278
Other equity instruments		5,906	5,906
Total equity excluding non-controlling interests		51,667	49,184
Non-controlling interests		219	229
Total equity		51,886	49,413
Total equity and liabilities		879,687	871,269

 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2021	24,947	13,747	4,584	43,278	5,906	229	49,413
Comprehensive income
Profit for the period	—	—	3,611	3,611	213	41	3,865
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	281	281	—	—	281
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	26	—	26	—	—	26
Equity shares	—	41	—	41	—	—	41
Gains and losses attributable to own credit risk, net of tax	—	—	(26)	(26)	—	—	(26)
Movements in cash flow hedging reserve, net of tax	—	(1,077)	—	(1,077)	—	—	(1,077)
Movements in foreign currency translation reserve, net of tax	—	(23)	—	(23)	—	—	(23)
Total other comprehensive income	—	(1,033)	255	(778)	—	—	(778)
Total comprehensive income1	—	(1,033)	3,866	2,833	213	41	3,087
Transactions with owners
Dividends	—	—	(404)	(404)	—	(51)	(455)
Distributions on other equity instruments	—	—	—	—	(213)	—	(213)
Issue of ordinary shares	22	—	—	22	—	—	22
Movement in treasury shares	—	—	(54)	(54)	—	—	(54)
Value of employee services:
Share option schemes	—	—	27	27	—	—	27
Other employee award schemes	—	—	59	59	—	—	59
Changes in non-controlling interests	—	—	—	—	—	—	—
Total transactions with owners	22	—	(372)	(350)	(213)	(51)	(614)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(1)	1	—	—	—	—
At 30 June 20212	24,969	12,713	8,079	45,761	5,906	219	51,886

1
Total comprehensive income attributable to owners of the parent was £3,046 million.
2
Total equity attributable to owners of the parent was £51,667 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2020	24,756	13,695	3,246	41,697	5,906	203	47,806
Comprehensive income
(Loss) profit for the period	—	—	(234)	(234)	234	19	19
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	514	514	—	—	514
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(109)	—	(109)	—	—	(109)
Equity shares	—	(62)	—	(62)	—	—	(62)
Gains and losses attributable to own credit risk, net of tax	—	—	(2)	(2)	—	—	(2)
Movements in cash flow hedging reserve, net of tax	—	458	—	458	—	—	458
Movements in foreign currency translation reserve, net of tax	—	28	—	28	—	—	28
Total other comprehensive income	—	315	512	827	—	—	827
Total comprehensive income1	—	315	278	593	234	19	846
Transactions with owners
Dividends	—	—	—	—	—	—	—
Distributions on other equity instruments	—	—	—	—	(234)	—	(234)
Issue of ordinary shares	176	—	—	176	—	—	176
Movement in treasury shares	—	—	221	221	—	—	221
Value of employee services:
Share option schemes	—	—	12	12	—	—	12
Other employee award schemes	—	—	35	35	—	—	35
Changes in non-controlling interests	—	—	—	—	—	—	—
Total transactions with owners	176	—	268	444	(234)	—	210
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
At 30 June 20202	24,932	14,010	3,792	42,734	5,906	222	48,862

1
Total comprehensive income attributable to owners of the parent was £827 million.

2
Total equity attributable to owners of the parent was £48,640 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 July 2020	24,932	14,010	3,792	42,734	5,906	222	48,862
Comprehensive income
Profit for the period	—	—	1,099	1,099	219	50	1,368
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(401)	(401)	—	—	(401)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	85	—	85	—	—	85
Equity shares	—	(4)	—	(4)	—	—	(4)
Gains and losses attributable to own credit risk, net of tax	—	—	(53)	(53)	—	—	(53)
Movements in cash flow hedging reserve, net of tax	—	(333)	—	(333)	—	—	(333)
Movements in foreign currency translation reserve, net of tax	—	(11)	—	(11)	—	—	(11)
Total other comprehensive income	—	(263)	(454)	(717)	—	—	(717)
Total comprehensive income1	—	(263)	645	382	219	50	651
Transactions with owners
Dividends	—	—	—	—	—	(41)	(41)
Distributions on other equity instruments	—	—	—	—	(219)	—	(219)
Issue of ordinary shares	15	—	—	15	—	—	15
Movement in treasury shares	—	—	72	72	—	—	72
Value of employee services:
Share option schemes	—	—	36	36	—	—	36
Other employee award schemes	—	—	39	39	—	—	39
Changes in non-controlling interests	—	—	—	—	—	(2)	(2)
Total transactions with owners	15	—	147	162	(219)	(43)	(100)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
At 31 December 20202	24,947	13,747	4,584	43,278	5,906	229	49,413

1
Total comprehensive income attributable to owners of the parent was £601 million.

2
Total equity attributable to owners of the parent was £49,184 million.

 CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Profit (loss) before tax	3,905	(602)	1,828
Adjustments for:
Change in operating assets	(2,013)	(14,313)	(4,337)
Change in operating liabilities	2,509	41,412	(5,675)
Non-cash and other items	2,620	2,405	7,189
Tax paid	(602)	(726)	(10)
Net cash provided by (used in) operating activities	6,419	28,176	(1,005)
Cash flows from investing activities
Purchase of financial assets	(5,442)	(7,115)	(1,474)
Proceeds from sale and maturity of financial assets	6,378	5,239	1,108
Purchase of fixed assets	(1,553)	(1,314)	(1,587)
Proceeds from sale of fixed assets	710	440	706
Acquisition of businesses, net of cash acquired	(7)	(3)	—
Net cash provided by (used in) investing activities	86	(2,753)	(1,247)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(404)	—	—
Distributions on other equity instruments	(213)	(234)	(219)
Dividends paid to non-controlling interests	(51)	—	(41)
Interest paid on subordinated liabilities	(456)	(682)	(413)
Proceeds from issue of subordinated liabilities	500	—	—
Proceeds from issue of ordinary shares	12	133	11
Repayment of subordinated liabilities	(471)	(1,769)	(2,105)
Net cash used in financing activities	(1,083)	(2,552)	(2,767)
Effects of exchange rate changes on cash and cash equivalents	(66)	4	(200)
Change in cash and cash equivalents	5,356	22,875	(5,219)
Cash and cash equivalents at beginning of period	75,467	57,811	80,686
Cash and cash equivalents at end of period	80,823	80,686	75,467

Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2021 is £76 million (30 June 2020: £55 million; 31 December 2020: £84 million) held within the Group's long-term insurance and investments operations, which is not immediately available for use in the business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS

 Note 1: Accounting policies

These condensed consolidated half-year financial statements as at and for the period to 30 June 2021 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the United Kingdom and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2020 which complied with international accounting standards in conformity with the requirements of the Companies Act 2006, were prepared in accordance with International Financial Reporting Standards (IFRS) and were compliant with IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. Copies of the 2020 Annual Report and Accounts are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2020 Annual Report and Accounts.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the continuing uncertainties affecting the UK economy post-pandemic and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.

Changes in accounting policy

The Group adopted the Interest Rate Benchmark Reform Phase 2 amendments from 1 January 2021. These amendments require that changes to expected future cash flows that both arise as a direct result of IBOR Reform and are economically equivalent to the previous cash flows are accounted for as a change to the effective interest rate with no adjustment to the asset or liability’s carrying amount; no immediate gain or loss is recognised. The new requirements also provide relief from the requirement to discontinue hedge accounting as a result of amending hedge documentation if the changes are required solely as a result of the IBOR Reform. The amendments do not have a material impact on the Group’s comparatives, which have not been restated.

Except for the change above, the Group's accounting policies are consistent with those applied by the Group in its 2020 Annual Report and Accounts and there have been no changes in the Group's methods of computation.

Future accounting developments

Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2021 and which have not been applied in preparing these condensed consolidated half-year financial statements are set out in note 20.

Related party transactions

The Group has had no significant related party transactions during the half-year to 30 June 2021. Related party transactions for the half-year to 30 June 2021 are similar in nature to those for the year ended 31 December 2020. Full details of the Group’s related party transactions for the year ended 31 December 2020 can be found in the Group’s 2020 Annual Report and Accounts.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and estimates

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2020, except as detailed below.

Allowance for expected credit losses

The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 30 June 2021 the Group’s expected credit loss allowance was £5,058 million (31 December 2020: £6,247 million), of which £4,699 million (31 December 2020: £5,788 million) was in respect of drawn balances.

The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. These are set out in detail in the Group’s 2020 Annual Report and Accounts. The principal changes made in the period ended 30 June 2021 are as follows:

Base Case and Economic Assumptions

The Group’s base case economic scenario has been revised in light of the continuing impact of the coronavirus pandemic in the UK and globally. The scenario reflects judgements of the net effect of government-mandated restrictions on economic activity, large-scale government interventions and behavioural changes by households and businesses that may persist beyond the rollout of coronavirus vaccination programmes.

As large-scale vaccination efforts compete with the emergence of new viral strains in the UK and globally, there remains considerable uncertainty about the pace and eventual extent of the post-pandemic recovery. The Group’s updated base case scenario builds in three key conditioning assumptions. First, that rising infections in the UK’s third COVID-19 wave do not lead to a re-imposition of restrictions. Second, that the rollout of vaccination programmes among the UK’s trading partners will reinforce an improving global backdrop. Third, that domestic policy measures remain accommodative, with monetary policy looking through a transient rise in inflation.

Conditioned on these assumptions and taking note of improvements in economic indicators in the second quarter, the Group’s base case outlook continues to assume a rise in the unemployment rate as furlough support ends alongside a deceleration in residential and commercial property price growth. Risks around this base case economic view lie in both directions and are partly captured by the alternative economic scenarios generated. But uncertainties relating to the key conditioning assumptions, including epidemiological developments, the efficacy of vaccine rollouts against emergent strains and the response of the economy in those circumstances are not specifically captured by these scenarios. These specific risks have been recognised outside the modelled scenarios with a central adjustment.

The Group has incorporated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2021, for which actuals may have since emerged prior to publication.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and estimates (continued)

Base case scenario by quarter1

	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
At 30 June 2021%		%	%	%	%	%	%	%

Gross domestic product	(1.5)	4.3	(0.3)	3.2	1.5	0.5	0.4	0.4
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.8	5.0	5.4	6.6	6.4	6.2	6.1	5.9
House price growth	6.5	10.5	6.8	5.6	5.0	1.7	0.3	0.1
Commercial real estate price growth	(2.9)	1.3	1.5	0.4	(0.3)	(0.5)	0.4	1.0

	First quarter 2020	Second quarter 2020	Third quarter 2020	Fourth quarter 2020	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021
At 31 December 2020%		%	%	%	%	%	%	%

Gross domestic product	(3.0)	(18.8)	16.0	(1.9)	(3.8)	5.6	3.6	1.5
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.0	4.1	4.8	5.0	5.2	6.5	8.0	7.5
House price growth	2.8	2.6	7.2	5.9	5.5	4.7	(1.6)	(3.8)
Commercial real estate price growth	(5.0)	(7.8)	(7.8)	(7.0)	(6.1)	(2.9)	(2.2)	(1.7)

1
Gross domestic product presented quarter on quarter, house price growth and commercial real estate growth presented year on year - i.e. from the equivalent quarter the previous year. UK Bank Rate is presented end quarter.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and estimates (continued)

Scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period. The upside, base case and downside scenarios are weighted at 30 per cent each, with the severe downside scenario weighted at 10 per cent.

	2021	2022	2023	2024	2025	2021–2025 average
At 30 June 2021%		%	%	%	%	%

Upside
Gross domestic product	6.1	5.5	1.4	1.4	1.2	3.1
UK Bank Rate	0.52	1.27	1.09	1.32	1.58	1.16
Unemployment rate	4.7	4.9	4.4	4.2	4.1	4.5
House price growth	6.8	3.4	4.6	3.9	3.4	4.4
Commercial real estate price growth	9.2	5.7	2.4	0.3	(0.3)	3.4

Base case
Gross domestic product	5.5	5.5	1.6	1.4	1.2	3.0
UK Bank Rate	0.10	0.10	0.25	0.50	0.75	0.34
Unemployment rate	5.4	6.1	5.4	5.0	4.8	5.4
House price growth	5.6	0.1	0.1	0.6	1.1	1.5
Commercial real estate price growth	0.4	1.0	0.6	0.3	0.5	0.6

Downside
Gross domestic product	4.8	4.2	1.3	1.4	1.4	2.6
UK Bank Rate	0.09	0.05	0.06	0.11	0.20	0.10
Unemployment rate	6.0	7.8	7.1	6.5	6.0	6.7
House price growth	3.5	(6.2)	(7.5)	(4.9)	(1.8)	(3.5)
Commercial real estate price growth	(5.3)	(5.3)	(2.8)	(1.5)	0.2	(3.0)

Severe downside
Gross domestic product	4.1	3.5	1.1	1.4	1.4	2.3
UK Bank Rate	0.06	0.00	0.01	0.02	0.03	0.02
Unemployment rate	7.0	9.9	9.1	8.3	7.6	8.4
House price growth	2.4	(11.0)	(13.2)	(9.6)	(5.1)	(7.5)
Commercial real estate price growth	(13.5)	(13.5)	(6.9)	(2.3)	0.5	(7.3)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and estimates (continued)

	2020	2021	2022	2023	2024	2020–2024 average
At 31 December 2020%		%	%	%	%	%

Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5	0.3
UK Bank Rate	0.10	1.14	1.27	1.20	1.21	0.98
Unemployment rate	4.3	5.4	5.4	5.0	4.5	5.0
House price growth	6.3	(1.4)	5.2	6.0	5.0	4.2
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3	2.1

Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4	0.1
UK Bank Rate	0.10	0.10	0.10	0.21	0.25	0.15
Unemployment rate	4.5	6.8	6.8	6.1	5.5	5.9
House price growth	5.9	(3.8)	0.5	1.5	1.5	1.1
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6	(1.1)

Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4	(0.4)
UK Bank Rate	0.10	0.06	0.02	0.02	0.03	0.05
Unemployment rate	4.6	7.9	8.4	7.8	7.0	7.1
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)	(3.5)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)	(4.9)

Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2	(0.8)
UK Bank Rate	0.10	0.00	0.00	0.01	0.01	0.02
Unemployment rate	4.8	9.9	10.7	9.8	8.7	8.8
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)	(7.5)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)	(9.7)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and estimates (continued)

The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. It therefore shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios from the probability-weighted view relative to the base case. The uplift being £388 million compared to £506 million at 31 December 2020.

	Probability- weighted	Upside	Base case	Downside	Severe downside
At 30 June 2021	£m	£m	£m	£m	£m

UK Mortgages	905	544	684	1,100	2,064
Other Retail	2,053	1,896	2,009	2,152	2,355
Commercial Banking	1,650	1,395	1,527	1,799	2,340
Other	450	448	450	450	454
ECL allowance	5,058	4,283	4,670	5,501	7,213

	Probability- weighted	Upside	Base case	Downside	Severe downside
At 31 December 2020	£m	£m	£m	£m	£m

UK Mortgages	1,027	614	804	1,237	2,306
Other Retail	2,368	2,181	2,310	2,487	2,745
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
ECL allowance	6,247	5,153	5,741	6,855	9,225

The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged.

The table below shows the impact on the Group’s ECL in respect of UK Mortgages resulting from a decrease/increase in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 30 June 2021		At 31 December 2020
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI

ECL impact, £m	(175)	254	(206)	284

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and estimates (continued)

The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12 month and lifetime PDs.

	At 30 June 2021		At 31 December 2020
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m

UK Mortgages	33	(28)	25	(23)
Other Retail	45	(45)	54	(54)
Commercial Banking	87	(74)	125	(112)
Other	1	(1)	1	(1)
ECL impact	166	(148)	205	(190)

Application of judgement in adjustments to modelled ECL

Impairment models fall within the Group’s Model Risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model overlays.

Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied on the basis of final modelled ECL which reflects the probability-weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria within a reasonable timeframe.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and estimates (continued)

At 30 June 2021 the coronavirus pandemic and the various support measures that have been put in place have resulted in an economic environment which differs significantly from the historical economic conditions upon which the impairment models have been built. As a result there is a greater need for management judgements to be applied, as seen in the elevated levels present since year end. At 30 June 2021 management judgement resulted in additional ECL allowances totalling £1,682 million (31 December 2020: £1,383 million). This comprises judgements added due to COVID-19 and other judgements not directly linked to COVID-19 but which have increased in size under the current outlook. The table below analyses total ECL allowance at 30 June 2021 by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

	Modelled ECL	Individually assessed	Judgements due to COVID-191	Other judgements	Total ECL
	£m	£m	£m	£m	£m

At 30 June 2021
UK Mortgages	345	—	73	487	905
Other Retail	1,610	—	405	38	2,053
Commercial Banking	418	953	280	(1)	1,650
Other	50	—	400	—	450
Total	2,423	953	1,158	524	5,058

At 31 December 2020
UK Mortgages	481	—	36	510	1,027
Other Retail	2,060	—	321	(13)	2,368
Commercial Banking	1,051	1,222	131	(2)	2,402
Other	50	—	400	—	450
Total	3,642	1,222	888	495	6,247

1
Judgements due to the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.

Central overlay in respect of economic uncertainty

Central overlay in respect of economic uncertainty: £400 million (31 December 2020: £400 million)

The Group's £400 million central overlay was added at year end in recognition of the risks to the conditioning assumptions around the base case scenario being markedly to the downside given the potential for a material delay in the vaccination programme or reduction in its effectiveness from further virus mutation and the corresponding delayed withdrawal of restrictions on social interaction or introduction of further lockdowns.

Although the outlook has improved in the first half, the Group still considers that the conditioning assumptions within the base case and associated scenarios do not necessarily capture the unprecedented risks that remain. The vaccine roll out has progressed well and has supported the planned easing of restrictions to date, however the increasing infection rate and hospitalisations from the Delta variant highlight the potential risk from further virus mutation and the resulting response which could be needed, potentially impacting on social and economic activity. The scale of the uncertainty is expected to diminish once the UK is fully vaccinated and infection levels have been sustained at low levels, with restrictions reduced and associated Government support wound down.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and estimates (continued)

Except as noted below, the nature of the judgements are consistent with those applied by the Group in its 2020 Annual Report and Accounts. The 30 June 2021 allowance has been re-assessed based on latest economic outlook, data points and modelled result.

Judgements due to COVID-19

	At 30 June 2021	At 31 Dec 2020
	£m	£m

UK Mortgages	73	36
Other Retail
Recognition of impact of support measures	318	218
Incorporation of forward-looking LGDs	80	86
Other	7	17
	405	321
Commercial Banking
Adjustment to economic variables used as inputs to models	171	93
Key coronavirus-impacted sectors	100	—
Other	9	38
	280	131

Other	400	400
Total	1,158	888

Notable movements from 31 December 2020 include:

UK Mortgages: £73 million (31 December 2020: £36 million)

Judgement has increased in the period due to an extension of the temporary suspension of the repossession of properties to support customers during the pandemic. The amount at 30 June 2021 also incorporates an adjustment to ensure ECL is at calibrated levels when applied to the latest balance sheet date.

Other Retail

Recognition of impact of support measures: £318 million (31 December 2020: £218 million)

Government support and subdued levels of consumer spending are judged to have temporarily reduced the flow of accounts into arrears and default and to have improved average credit scores across portfolios. The adjustment made at year end to reverse these impacts has continued to grow through 2021 with the passage of time and as average credit scores improved further.

Commercial Banking

Adjustment to economic variables used as inputs to models: £171 million (31 December 2020: £93 million)

Further observed reductions in the rate of corporate insolvencies, used as an input to Commercial default models, continue to be substituted with an increase proportionate to that seen in unemployment to generate a level of predicted defaults. The increase in the adjustment reflects the larger release which would therefore result should the metric, still believed unrepresentative of underlying conditions, be used within the model.

Key coronavirus-impacted sectors: £100 million (31 December 2020: £nil)

At year end the modelled ECL incorporated an economic outlook containing a material reduction in corporate profits. This is no longer assumed, which generates a reduction in modelled ECL and therefore leaves potential risk on specific underperforming sectors. Judgement has therefore been raised in place of this to ensure a more targeted stress on likelihood and severity of loss in these sectors.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and estimates (continued)

Other judgements

	At 30 June 2021	At 31 Dec 2020
	£m	£m

UK Mortgages
Adjustment to modelled forecast parameters	140	193
End-of-term interest only	168	179
Long-term defaults	74	87
Other	105	51
	487	510
Other Retail
Lifetime extension on revolving products	71	81
Unsecured non-scored accounts	(21)	(72)
Credit card LGD alignment	(55)	(55)
Other	43	33
	38	(13)

Commercial Banking	(1)	(2)
Total	524	495

Notable movements from 31 December 2020 include:

UK Mortgages

Adjustment to modelled forecast parameters: £140 million (31 December 2020: £193 million)

Adjustments to the estimated defaults used within the ECL calculation were introduced at year end following the adoption of new default forecast models. Work has progressed through the period with initial model changes identified which reduce the scale of adjustment required. The scale of the adjustment has also reduced as the impact of under-sensitivity lessens when applied to the improved economic outlook.

Other: £105 million (31 December 2020: £51 million)

The increase in the scale of the judgement reflects additional adjustment to capture risks relating to fire safety and cladding uncertainty within assessment of affordability and asset valuations, not captured by underlying models. The risk is now deemed sufficiently material to address through judgement, given that more cases have been assessed as having defective cladding, or other fire safety issues, together with emerging evidence of higher arrears and weaker sales values relative to the wider portfolio.

Other Retail

Unsecured non-scored accounts: £(21) million (31 December 2020: £(72) million)

Due to a shortcoming in the models, it is not possible to retrieve relevant credit data for a number of accounts and therefore no probability of default (PD) is available and no assessment of whether there has been a significant increase in credit risk (SICR) can be carried out. Work has progressed during 2021 to resolve this issue. The reduction therefore reflects that an adjustment is required on fewer accounts.
 NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 3: Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of certain asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring, payment protection insurance provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2020, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2020.

The table below analyses the Group's income and profit by segment on an underlying basis and provides a reconciliation through to certain lines in the Group's statutory income statement. Total income, net of insurance claims is also analysed between external and inter-segment income. The Group's full segmental income statement on an underlying basis is shown on page 19.

	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims1	Profit before tax	External income	Inter-segment income (expense)
Half-year to 30 June 2021	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,218	812	5,030	2,335	5,713	(683)
Commercial Banking	1,153	677	1,830	1,388	1,693	137
Insurance and Wealth	36	660	696	89	685	11
Other	11	268	279	253	(256)	535
Group	5,418	2,417	7,835	4,065	7,835	—
Reconciling items:
Insurance grossing adjustment	(938)	1,026	88	—
Market volatility and asset sales	(18)	279	261	239
Amortisation of purchased intangibles	—	—	—	(35)
Restructuring costs	—	(8)	(8)	(255)
Fair value unwind and other items	(89)	(8)	(97)	(109)
Group – statutory	4,373	3,706	8,079	3,905

1
Total income, net of insurance claims does not include operating lease depreciation which, on a statutory basis, is included within operating costs.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 3: Segmental analysis (continued)

	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims1	Profit (loss) before tax	External income	Inter-segment income (expense)
Half-year to 30 June 2020	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,233	919	5,152	212	6,027	(875)
Commercial Banking	1,222	658	1,880	(668)	1,633	247
Insurance and Wealth	14	853	867	379	857	10
Other	9	31	40	(204)	(578)	618
Group	5,478	2,461	7,939	(281)	7,939	—
Reconciling items:
Insurance grossing adjustment	1,132	(1,018)	114	—
Market volatility and asset sales	52	(75)	(23)	(43)
Amortisation of purchased intangibles	—	—	—	(34)
Restructuring costs	—	(37)	(37)	(133)
Fair value unwind and other items	(106)	8	(98)	(111)
Group – statutory	6,556	1,339	7,895	(602)

	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims1	Profit (loss) before tax	External income	Inter-segment income (expense)
Half-year to 31 December 2020	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,151	814	4,965	1,779	5,841	(876)
Commercial Banking	1,135	634	1,769	764	1,613	156
Insurance and Wealth	35	397	432	(41)	366	66
Other	(26)	209	183	(28)	(471)	654
Group	5,295	2,054	7,349	2,474	7,349	—
Reconciling items:
Insurance grossing adjustment	(982)	1,045	63	—
Market volatility and asset sales	(17)	(38)	(55)	(16)
Amortisation of purchased intangibles	—	—	—	(35)
Restructuring costs	—	(17)	(17)	(388)
Fair value unwind and other items	(103)	(6)	(109)	(122)
Payment protection insurance	—	—	—	(85)
Group – statutory	4,193	3,038	7,231	1,828

1
Total income, net of insurance claims does not include operating lease depreciation which, on a statutory basis, is included within operating costs.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 3: Segmental analysis (continued)

	Segment external assets		Segment customer deposits		Segment external liabilities
	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020
	£m	£m	£m	£m	£m	£m

Retail	369,274	358,766	309,838	290,206	314,829	295,229
Commercial Banking	133,243	142,042	149,229	145,596	186,214	189,302
Insurance and Wealth	192,625	183,348	14,818	14,072	199,756	190,771
Other	184,545	187,113	8,464	10,194	127,002	146,554
Total Group	879,687	871,269	482,349	460,068	827,801	821,856

 Note 4: Net fee and commission income

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Fee and commission income:
Current accounts	312	307	308
Credit and debit card fees	384	350	398
Commercial banking and treasury fees	215	120	154
Unit trust and insurance broking	58	66	80
Factoring	38	42	34
Other fees and commissions	287	236	213
Total fee and commission income	1,294	1,121	1,187
Fee and commission expense	(601)	(558)	(590)
Net fee and commission income	693	563	597

Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and unit trust and insurance broking fees arise in Insurance and Wealth.
 NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 5: Insurance claims

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
Insurance claims comprise:	£m	£m	£m

Life insurance and investment contracts
Claims and surrenders	(4,465)	(3,647)	(4,023)
Change in insurance and participating investment contracts	(4,395)	3,000	(7,590)
Change in non-participating investment contracts	(2,642)	1,574	(3,512)
	(11,502)	927	(15,125)
Reinsurers' share	181	167	251
	(11,321)	1,094	(14,874)
Change in unallocated surplus	(20)	85	(28)
Total life insurance and investment contracts	(11,341)	1,179	(14,902)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(148)	(156)	(162)
Total insurance claims	(11,489)	1,023	(15,064)

 Note 6: Operating expenses

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Salaries and social security costs	1,555	1,493	1,479
Pensions and other post-retirement benefit schemes (note 14)	284	272	294
Restructuring and other staff costs	117	129	168
	1,956	1,894	1,941
Premises and equipment	130	237	230
Other expenses:
IT, data processing and communications	584	474	539
UK bank levy	—	—	211
Operations, marketing and other	559	488	531
	1,143	962	1,281
Depreciation and amortisation	1,243	1,398	1,334
Goodwill impairment	—	—	4
Regulatory provisions (note 15)	425	177	287
Total operating expenses	4,897	4,668	5,077

 NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 7: Impairment

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Impact of transfers between stages	145	1,263	206
Other changes in credit quality	(506)	2,111	216
Additions (repayments)	(366)	211	(14)
Methodology and model changes	3	44	108
Other items	1	200	(190)
	(868)	2,566	120
Total impairment (credit) charge	(723)	3,829	326

In respect of:
Loans and advances to banks	(3)	21	(16)
Loans and advances to customers	(622)	3,464	386
Debt securities	—	1	—
Financial assets held at amortised cost	(625)	3,486	370
Other assets	2	13	(8)
Impairment (credit) charge on drawn balances	(623)	3,499	362
Loan commitments and financial guarantees	(98)	324	(35)
Financial assets at fair value through other comprehensive income	(2)	6	(1)
Total impairment (credit) charge	(723)	3,829	326

Total impairment includes a release of £41 million (half-year to 30 June 2020: charge of £21 million; half-year to 31 December 2020: charge of £20 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.

The Group’s impairment charge comprises the following:

Impact of transfers between stages

The net impact on the impairment charge of transfers between stages.

Other changes in credit quality

Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect the view of credit quality at the balance sheet date and therefore the ultimate realisable or recoverable value.

Additions (repayments)

Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayment of outstanding balances that have been provided against.

Methodology and model changes

Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.

Other items

For the half-year to 30 June 2020 a central adjustment of £200 million was included to reflect the adjusted severe downside economic scenario.
 NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 8: Tax expense

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2021 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Profit (loss) before tax	3,905	(602)	1,828
UK corporation tax thereon at 19 per cent (2020: 19 per cent)	(742)	114	(347)
Impact of surcharge on banking profits	(229)	44	(151)
Non-deductible costs: conduct charges	(7)	(11)	(13)
Non-deductible costs: bank levy	—	—	(38)
Other non-deductible costs	(67)	(40)	(34)
Non-taxable income	35	76	(17)
Tax relief on coupons on other equity instruments	40	44	42
Tax-exempt gains on disposals	36	3	78
Tax losses where no deferred tax recognised	(9)	(1)	(57)
Remeasurement of deferred tax due to rate changes	970	354	(4)
Differences in overseas tax rates	(25)	13	2
Policyholder tax	(36)	(23)	(23)
Policyholder deferred tax asset in respect of life assurance expenses	4	—	49
Adjustments in respect of prior years	(10)	48	56
Tax effect of share of results of joint ventures	—	—	(3)
Tax (expense) credit	(40)	621	(460)

The Finance Act 2021, which was substantively enacted on 24 May 2021, increases the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023. The impact of this rate change is an increase in the Group’s net deferred tax asset as at 30 June 2021 of £786 million, comprising a £970 million credit included in the income statement and a £184 million charge included in equity. The tax credit in the half-year to 30 June 2020 included an uplift in deferred tax assets following the announcement by the UK Government that it would maintain the corporation tax rate at 19 per cent.
 NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 9: Earnings per share

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Profit (loss) attributable to ordinary shareholders – basic and diluted	3,611	(234)	1,099

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	million	million	million

Weighted-average number of ordinary shares in issue – basic	70,894	70,434	70,776
Adjustment for share options and awards	854	—	697
Weighted-average number of ordinary shares in issue – diluted	71,748	70,434	71,473

Basic earnings (loss) per share	5.1p	(0.3p)	1.5p
Diluted earnings (loss) per share	5.0p	(0.3p)	1.5p

 Note 10: Financial assets at fair value through profit or loss

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Trading assets	17,772	20,825

Other financial assets at fair value through profit or loss:
Treasury and other bills	18	18
Loans and advances to customers	10,354	11,244
Loans and advances to banks	3,656	4,238
Debt securities	39,021	38,852
Equity shares	106,768	96,449
	159,817	150,801
Total financial assets at fair value through profit or loss	177,589	171,626

Included in the above is £155,583 million (31 December 2020: £145,905 million) of assets relating to the insurance businesses.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 11: Derivative financial instruments

	At 30 June 2021		At 31 December 2020
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	123	284	478	256
Derivatives designated as cash flow hedges	59	131	338	428
	182	415	816	684
Trading
Exchange rate contracts	4,780	4,062	6,779	7,414
Interest rate contracts	16,700	12,653	21,644	18,564
Credit derivatives	101	206	108	174
Equity and other contracts	430	615	266	477
	22,011	17,536	28,797	26,629
Total recognised derivative assets/liabilities	22,193	17,951	29,613	27,313

 NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost

Half-year to 30 June 2021

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Loans and advances to banks
At 1 January 2021	10,752	—	—	—	10,752	6	—	—	—	6
Exchange and other adjustments	(139)	—	—	—	(139)	—	—	—	—	—
Additions (repayments)	201	—	—	—	201	2	—	—	—	2
Other changes in credit quality						(5)	—	—	—	(5)
Credit to the income statement						(3)	—	—	—	(3)
At 30 June 2021	10,814	—	—	—	10,814	3	—	—	—	3
Allowance for impairment losses	(3)	—	—	—	(3)
Net carrying amount	10,811	—	—	—	10,811

Loans and advances to customers
At 1 January 2021	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760
Exchange and other adjustments1	(1,953)	(24)	(80)	51	(2,006)	1	(2)	97	67	163
Transfers to Stage 1	11,183	(11,175)	(8)		—	362	(360)	(2)		—
Transfers to Stage 2	(10,922)	11,371	(449)		—	(66)	158	(92)		—
Transfers to Stage 3	(334)	(1,229)	1,563		—	(9)	(175)	184		—
Impact of transfers between stages	(73)	(1,033)	1,106		—	(261)	257	164		160
						26	(120)	254		160
Other changes in credit quality						(143)	(234)	31	(89)	(435)
Additions (repayments)	9,007	(4,568)	(801)	(663)	2,975	(65)	(176)	(73)	(36)	(350)
Methodology and model changes						(5)	8	—	—	3
(Credit) charge to the income statement						(187)	(522)	212	(125)	(622)
Advances written off			(603)	(13)	(616)			(603)	(13)	(616)
Recoveries of advances written off in previous years			72	—	72			72	—	72
Discount unwind								(85)	—	(85)
At 30 June 2021	440,924	46,034	6,184	11,886	505,028	1,186	1,621	1,675	190	4,672
Allowance for impairment losses	(1,186)	(1,621)	(1,675)	(190)	(4,672)
Net carrying amount	439,738	44,413	4,509	11,696	500,356

1.
Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Debt securities
At 1 January 2021	5,406	—	2	—	5,408	1	—	2	—	3
Exchange and other adjustments	(47)	—	—	—	(47)	—	—	—	—	—
Additions (repayments)	(350)	—	—	—	(350)	—	—	—	—	—
Charge to the income statement						—	—	—	—	—
At 30 June 2021	5,009	—	2	—	5,011	1	—	2	—	3
Allowance for impairment losses	(1)	—	(2)	—	(3)
Net carrying amount	5,008	—	—	—	5,008
Total financial assets at amortised cost	455,557	44,413	4,509	11,696	516,175

The total allowance for impairment losses includes £136 million (31 December 2020: £192 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.

Movements in UK retail mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK retail mortgages
At 1 January 2021	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Exchange and other adjustments1	—	—	—	51	51	—	—	—	67	67
Transfers to Stage 1	3,745	(3,742)	(3)		—	26	(26)	—		—
Transfers to Stage 2	(6,554)	6,847	(293)		—	(7)	26	(19)		—
Transfers to Stage 3	(28)	(666)	694		—	—	(29)	29		—
Impact of transfers between stages	(2,837)	2,439	398		—	(20)	62	26		68
						(1)	33	36		68
Other changes in credit quality						13	(65)	(31)	(89)	(172)
Additions (repayments)	13,960	(1,687)	(322)	(663)	11,288	8	(25)	(20)	(36)	(73)
Charge (credit) to the income statement						20	(57)	(15)	(125)	(177)
Advances written off			(16)	(13)	(29)			(16)	(13)	(29)
Recoveries of advances written off in previous years			5	—	5			5	—	5
Discount unwind								10	—	10
At 30 June 2021	262,541	29,770	1,924	11,886	306,121	124	411	175	190	900
Allowance for impairment losses	(124)	(411)	(175)	(190)	(900)
Net carrying amount	262,417	29,359	1,749	11,696	305,221

1
Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets. Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost (continued)

Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

Undrawn balances
At 1 January 2021	212	234	13	—	459
Exchange and other adjustments	(2)	—	—	—	(2)
Transfers to Stage 1	63	(63)	—		—
Transfers to Stage 2	(10)	10	—		—
Transfers to Stage 3	—	(4)	4		—
Impact of transfers between stages	(50)	35	—		(15)
	3	(22)	4		(15)
Other items credited to the income statement	(41)	(33)	(9)	—	(83)
Credit to the income statement	(38)	(55)	(5)	—	(98)
At 30 June 2021	172	179	8	—	359

The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

In respect of:
Loans and advances to banks	3	—	—	—	3
Loans and advances to customers:
UK retail mortgages	124	411	175	190	900
Other	1,062	1,210	1,500	—	3,772
	1,186	1,621	1,675	190	4,672
Debt securities	1	—	2	—	3
Financial assets at amortised cost	1,190	1,621	1,677	190	4,678
Other assets	—	—	21	—	21
Provisions in relation to loan commitments and financial guarantees	172	179	8	—	359
Total	1,362	1,800	1,706	190	5,058
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	—	—	—	3

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost (continued)

Year ended 31 December 2020

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Loans and advances to banks
At 1 January 2020	9,777	—	—	—	9,777	2	—	—	—	2
Exchange and other adjustments	50	—	—	—	50	(1)	—	—	—	(1)
Additions (repayments)	925	—	—	—	925	—	—	—	—	—
Charge to the income statement						5	—	—	—	5
At 31 December 2020	10,752	—	—	—	10,752	6	—	—	—	6
Allowance for impairment losses	(6)	—	—	—	(6)
Net carrying amount	10,746	—	—	—	10,746

Loans and advances to customers
At 1 January 2020	449,975	28,543	6,015	13,714	498,247	675	995	1,447	142	3,259
Exchange and other adjustments1	1,308	(59)	(422)	(8)	819	—	(1)	54	21	74
Transfers to Stage 1	4,972	(4,956)	(16)		—	146	(143)	(3)		—
Transfers to Stage 2	(28,855)	29,467	(612)		—	(218)	268	(50)		—
Transfers to Stage 3	(1,633)	(2,031)	3,664		—	(9)	(156)	165		—
Impact of transfers between stages	(25,516)	22,480	3,036		—	(85)	883	569		1,367
						(166)	852	681		1,367
Other changes in credit quality						857	(16)	1,196	167	2,204
Additions (repayments)	8,176	695	(802)	(1,156)	6,913	50	145	(38)	(30)	127
Methodology and model changes						(44)	170	26	—	152
Charge to the income statement						697	1,151	1,865	137	3,850
Advances written off			(1,587)	(39)	(1,626)			(1,587)	(39)	(1,626)
Recoveries of advances written off in previous years			250	—	250			250	—	250
Discount unwind								(47)	—	(47)
At 31 December 2020	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760
Allowance for impairment losses	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net carrying amount	432,571	49,514	4,508	12,250	498,843

1
Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets. Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Debt securities
At 1 January 2020	5,544	—	3	—	5,547	—	—	3	—	3
Exchange and other adjustments	(21)	—	—	—	(21)	—	—	—	—	—
Additions (repayments)	(117)	—	—	—	(117)	—	—	—	—	—
Charge to the income statement						1	—	—	—	1
Financial assets that have been written off during the year			(1)	—	(1)			(1)	—	(1)
At 31 December 2020	5,406	—	2	—	5,408	1	—	2	—	3
Allowance for impairment losses	(1)	—	(2)	—	(3)
Net carrying amount	5,405	—	—	—	5,405
Total financial assets at amortised cost	448,722	49,514	4,508	12,250	514,994

Movements in UK retail mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK retail mortgages
At 1 January 2020	257,043	16,935	1,506	13,714	289,198	23	281	122	142	568
Exchange and other adjustments1	—	—	—	(8)	(8)	—	—	—	21	21
Transfers to Stage 1	2,418	(2,414)	(4)		—	17	(17)	—		—
Transfers to Stage 2	(16,463)	16,882	(419)		—	(4)	22	(18)		—
Transfers to Stage 3	(199)	(974)	1,173		—	—	(35)	35		—
Impact of transfers between stages	(14,244)	13,494	750		—	(15)	198	66		249
						(2)	168	83		249
Other changes in credit quality						63	(26)	(23)	167	181
Additions (repayments)	8,619	(1,411)	(375)	(1,156)	5,677	14	(15)	(13)	(30)	(44)
Methodology and model changes						6	60	24	—	90
Charge to the income statement						81	187	71	137	476
Advances written off			(37)	(39)	(76)			(37)	(39)	(76)
Recoveries of advances written off in previous years			15	—	15			15	—	15
Discount unwind								20	—	20
At 31 December 2020	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Allowance for impairment losses	(104)	(468)	(191)	(261)	(1,024)
Net carrying amount	251,314	28,550	1,668	12,250	293,782

1
Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets. Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost (continued)

Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

Undrawn balances
At 1 January 2020	95	77	5	—	177
Exchange and other adjustments	(6)	(1)	—	—	(7)
Transfers to Stage 1	19	(19)	—		—
Transfers to Stage 2	(11)	11	—		—
Transfers to Stage 3	(1)	(6)	7		—
Impact of transfers between stages	(10)	102	10		102
	(3)	88	17		102
Other items charged to the income statement	126	70	(9)	—	187
Charge to the income statement	123	158	8	—	289
At 31 December 2020	212	234	13	—	459

The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

In respect of:
Loans and advances to banks	6	—	—	—	6
Loans and advances to customers:
UK retail mortgages	104	468	191	261	1,024
Other	1,268	1,677	1,791	—	4,736
	1,372	2,145	1,982	261	5,760
Debt securities	1	—	2	—	3
Financial assets at amortised cost	1,379	2,145	1,984	261	5,769
Other assets	—	—	19	—	19
Provisions in relation to loan commitments and financial guarantees	212	234	13	—	459
Total	1,591	2,379	2,016	261	6,247
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	5	—	—	—	5

The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within purchased or originated credit-impaired, which are not transferable.

Additions (repayments) comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 13).

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 13: Debt securities in issue

	At 30 June 2021			At 31 December 2020
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	6,818	40,423	47,241	6,783	42,621	49,404
Covered bonds	—	20,120	20,120	—	23,980	23,980
Certificates of deposit	—	4,225	4,225	—	7,998	7,998
Securitisation notes	38	4,093	4,131	45	4,406	4,451
Commercial paper	—	12,407	12,407	—	8,392	8,392
	6,856	81,268	88,124	6,828	87,397	94,225

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes

At 30 June 2021, external parties held £4,131 million (31 December 2020: £4,451 million) and the Group’s subsidiaries held £27,038 million (31 December 2020: £27,448 million) of total securitisation notes in issue of £31,169 million (31 December 2020: £31,899 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £33,752 million (31 December 2020: £34,584 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Covered bond programmes

At 30 June 2021, external parties held £20,120 million (31 December 2020: £23,980 million) and the Group’s subsidiaries held none (31 December 2020: £100 million) of total covered bonds in issue of £20,120 million (31 December 2020: £24,080 million). The bonds are secured on certain loans and advances to customers amounting to £31,698 million (31 December 2020: £34,960 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £4,674 million (31 December 2020: £3,930 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 14: Retirement benefit obligations

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Defined benefit pension schemes:
Fair value of scheme assets	49,299	51,127
Present value of funded obligations	(46,297)	(49,549)
Net pension scheme asset	3,002	1,578
Other post-retirement schemes	(102)	(109)
Net retirement benefit asset	2,900	1,469

Recognised on the balance sheet as:
Retirement benefit assets	3,134	1,714
Retirement benefit obligations	(234)	(245)
Net retirement benefit asset	2,900	1,469

Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2021	1,469
Income statement charge	(122)
Employer contributions	949
Remeasurement	604
Asset at 30 June 2021	2,900

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Defined benefit pension schemes	122	121	126
Defined contribution schemes	162	151	168
Total charge to the income statement	284	272	294

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 14: Retirement benefit obligations (continued)

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 June 2021	At 31 Dec 2020
	%	%

Discount rate	1.93	1.44
Rate of inflation:
Retail Price Index	3.10	2.80
Consumer Price Index	2.70	2.41
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.81	2.61

 Note 15: Other provisions

Provisions for financial commitments and guarantees		Regulatory provisions	Other	Total
	£m	£m	£m	£m

At 1 January 2021	459	642	814	1,915
Exchange and other adjustments	(2)	(4)	(10)	(16)
Provisions applied	—	(398)	(152)	(550)
Charge for the period	(98)	425	82	409
At 30 June 2021	359	665	734	1,758

Regulatory provisions

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the half-year to 30 June 2021 the Group charged a further £425 million in respect of legal actions and other regulatory matters, including a charge of £91 million for the FCA fine in relation to General Insurance renewals errors, a charge in respect of HBOS Reading and charges for other legacy programmes.

The unutilised balance at 30 June 2021 was £665 million (31 December 2020: £642 million). The most significant items are as follows.

Payment protection insurance (excluding MBNA)

The Group has made provisions for PPI costs over a number of years totalling £21,960 million. Good progress continues to be made towards ensuring operational completeness, with the final validation of information requests and complaints with third parties at an advanced stage, ahead of an orderly programme close. At 30 June 2021, a provision of £57 million remained outstanding (excluding amounts related to MBNA), with total cash payments of £144 million during the six months to 30 June 2021.

In addition to the above provision, the Group continues to challenge PPI litigation cases, with mainly administration costs and some potential redress recognised within the first half regulatory provisions.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 15: Other provisions (continued)

Payment protection insurance (MBNA)

As announced in December 2016, the Group's exposure continues to remain capped at £240 million under the terms of the MBNA sale and purchase agreement. No additional charge has been made by MBNA to its PPI provision in the half-year to 30 June 2021.

HBOS Reading – review

The Group completed its compensation assessment for those within the Customer Review in 2019 with more than £109 million of compensation paid, in addition to £15 million for ex-gratia payments and £6 million for the reimbursement of legal fees. The Group is applying the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel, an extension of debt relief and a wider definition of de facto directors. Further details of the panel were announced on 3 April 2020 and the panel's full scope and methodology was published on 7 July 2020. The panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common-sense manner. Details of an appeal process for the further assessments of debt relief and de facto director status have also been announced.

In 2020 a charge of £159 million was recorded, bringing the lifetime cost to £435 million, covering both compensation payments and operational costs.

In the half-year to 30 June 2021 the Group has continued to make progress assessing further debt relief and de facto director status claims and has now completed 99 per cent of preliminary assessments. The independent panel has also started to issue its first outcomes.

The Group has charged £150 million in the half-year to 30 June 2021 for the independent panel and Dame Linda Dobbs review of the Group’s handling of HBOS Reading between January 2009 and January 2017. A significant part of this charge relates to the actual and foreseeable future operational costs of these activities which are both now expected to extend into 2022, in addition to awards from the independent panel to date. The first half charge increases the lifetime cost to £585 million. The panel is continuing its assessment of awards which could result in further significant charges over 2021 and 2022 but it is not possible to reliably estimate the potential impact or timings at this stage. The Group is committed to implementing Sir Ross's recommendations in full.

Arrears handling related activities

To date the Group has provided a total of £1,017 million for arrears handling activities; the unutilised balance at 30 June 2021 was £38 million.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The Group provided a further £21 million in the half-year to 30 June 2021, bringing the total provided to date to £695 million (31 December 2020: £674 million); utilisation of the provision was £22 million in the half-year to 30 June 2021 (year ended 31 December 2020: £28 million); the remaining unutilised provision as at 30 June 2021 was £92 million (31 December 2020: £93 million). The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 16: Contingent liabilities, commitments and guarantees

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

1
litigation brought by retailers against both Visa and Mastercard continues in the English Courts in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law); and

2
litigation brought on behalf of UK consumers in the English Courts against Mastercard, which the Supreme Court has now confirmed can proceed in the lower courts.

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference stock as part of the consideration for the sale of its shares in Visa Europe. In 2020, some of these Visa preference shares were converted into Visa Inc Class A common stock (in accordance with the provisions of the Visa Europe sale documentation) and they were subsequently sold by the Group. The sale had no impact on this contingent liability.

LIBOR and other trading rates

Certain Group companies, together with other panel banks, have been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate. Certain of the plaintiffs' claims have been dismissed by the US Federal Court for the Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims and; (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

The Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019.

It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 16: Contingent liabilities, commitments and guarantees (continued)

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in early 2022. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £835 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £330 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to properly assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 15.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 16: Contingent liabilities, commitments and guarantees (continued)

Contingent liabilities, commitments and guarantees arising from the banking business

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Contingent liabilities
Acceptances and endorsements	157	131
Other:
Other items serving as direct credit substitutes	513	317
Performance bonds, including letters of credit, and other transaction-related contingencies	1,994	2,105
	2,507	2,422
Total contingent liabilities	2,664	2,553

Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	1
Forward asset purchases and forward deposits placed	74	127

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	16,740	20,179
Other commitments and guarantees	89,944	89,269
	106,684	109,448
1 year or over original maturity	33,642	38,299
Total commitments and guarantees	140,401	147,875

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £66,731 million (31 December 2020: £73,962 million) was irrevocable.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 48 to the Group’s 2020 financial statements details the definitions of the three levels in the fair value hierarchy.

Valuation control framework

Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s 2020 Annual Report and Accounts applied to these portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2021		At 31 December 2020
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

Financial assets
Loans and advances to banks	10,811	10,812	10,746	10,745
Loans and advances to customers	500,356	501,187	498,843	498,255
Debt securities	5,008	5,001	5,405	5,398
Financial assets at amortised cost	516,175	517,000	514,994	514,398

Financial liabilities
Deposits from banks	20,655	20,656	31,465	31,468
Customer deposits	482,349	482,513	460,068	460,338
Debt securities in issue	81,268	85,363	87,397	93,152
Liabilities arising from non-participating investment contracts	42,031	42,031	38,452	38,452
Subordinated liabilities	13,527	15,628	14,261	16,410

Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income, assets arising from contracts held with reinsurers and financial liabilities at fair value through profit or loss are recognised at fair value.

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation. Fair values have not been disclosed for discretionary participating investment contracts. There is currently no agreed definition of fair valuation for discretionary participation features applied under IFRS and therefore the range of possible fair values of these contracts cannot be measured reliably.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

	Level 1	Level 2	Level 3	Total
Financial assets	£m	£m	£m	£m

At 30 June 2021
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	12,676	9,844	22,520
Loans and advances to banks	—	3,818	—	3,818
Debt securities	16,427	26,330	1,708	44,465
Treasury and other bills	18	—	—	18
Equity shares	104,960	100	1,708	106,768
Financial assets at fair value through profit or loss	121,405	42,924	13,260	177,589
Assets arising from contracts held with reinsurers	—	19,102	—	19,102
Total financial assets at fair value through profit or loss	121,405	62,026	13,260	196,691
Financial assets at fair value through other comprehensive income:
Debt securities	12,609	13,205	167	25,981
Treasury and other bills	25	—	—	25
Equity shares	—	—	207	207
Total financial assets at fair value through other comprehensive income	12,634	13,205	374	26,213
Derivative financial instruments	33	21,092	1,068	22,193
Total financial assets carried at fair value	134,072	96,323	14,702	245,097

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

	Level 1	Level 2	Level 3	Total
Financial assets	£m	£m	£m	£m

At 31 December 2020
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	12,508	11,501	24,009
Loans and advances to banks	—	4,467	—	4,467
Debt securities	20,376	24,353	1,954	46,683
Treasury and other bills	18	—	—	18
Equity shares	94,687	171	1,591	96,449
Financial assets at fair value through profit or loss	115,081	41,499	15,046	171,626
Assets arising from contracts held with reinsurers	—	19,543	—	19,543
Total financial assets at fair value through profit or loss	115,081	61,042	15,046	191,169
Financial assets at fair value through other comprehensive income:
Debt securities	14,784	12,437	180	27,401
Treasury and other bills	36	—	—	36
Equity shares	—	—	166	166
Total financial assets at fair value through other comprehensive income	14,820	12,437	346	27,603
Derivative financial instruments	60	28,572	981	29,613
Total financial assets carried at fair value	129,961	102,051	16,373	248,385

	Level 1	Level 2	Level 3	Total
Financial liabilities	£m	£m	£m	£m

At 30 June 2021
Financial liabilities at fair value through profit or loss:
Liabilities designated at fair value through profit or loss	—	6,818	39	6,857
Trading liabilities	1,072	13,125	—	14,197
Total financial liabilities at fair value through profit or loss	1,072	19,943	39	21,054
Derivative financial instruments	56	16,626	1,269	17,951
Total financial liabilities carried at fair value	1,128	36,569	1,308	39,005

At 31 December 2020
Financial liabilities at fair value through profit or loss:
Liabilities designated at fair value through profit or loss	—	6,783	45	6,828
Trading liabilities	778	15,040	—	15,818
Total financial liabilities at fair value through profit or loss	778	21,823	45	22,646
Derivative financial instruments	56	25,883	1,374	27,313
Total financial liabilities carried at fair value	834	47,706	1,419	49,959

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2021	15,046	346	981	16,373
Exchange and other adjustments	(16)	(7)	3	(20)
Losses recognised in the income statement within other income	(135)	—	(154)	(289)
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	43	—	43
Purchases/increases to customer loans	644	—	302	946
Sales/repayments of customer loans	(1,520)	(8)	(64)	(1,592)
Transfers into the level 3 portfolio	19	—	—	19
Transfers out of the level 3 portfolio	(778)	—	—	(778)
At 30 June 2021	13,260	374	1,068	14,702
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2021	(187)	—	(156)	(343)

At 1 January 2020	14,908	408	863	16,179
Exchange and other adjustments	106	11	19	136
Gains recognised in the income statement within other income	135	—	124	259
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	(67)	—	(67)
Purchases/increases to customer loans	851	—	2	853
Sales/repayments of customer loans	(839)	(7)	(81)	(927)
Transfers into the level 3 portfolio	73	—	41	114
Transfers out of the level 3 portfolio	(247)	—	(84)	(331)
At 30 June 2020	14,987	345	884	16,216
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2020	141	—	132	273

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss	Derivative liabilities	Total financial liabilities carried at fair value
	£m	£m	£m

At 1 January 2021	45	1,374	1,419
Exchange and other adjustments	—	3	3
Gains recognised in the income statement within other income	(2)	(247)	(249)
Additions	1	201	202
Redemptions	(5)	(19)	(24)
Transfers into the level 3 portfolio	—	—	—
Transfers out of the level 3 portfolio	—	(43)	(43)
At 30 June 2021	39	1,269	1,308
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2021	(2)	(244)	(246)

At 1 January 2020	48	1,367	1,415
Exchange and other adjustments	—	20	20
Losses recognised in the income statement within other income	1	194	195
Additions	—	2	2
Redemptions	(2)	(8)	(10)
Transfers into the level 3 portfolio	—	51	51
Transfers out of the level 3 portfolio	—	(159)	(159)
At 30 June 2020	47	1,467	1,514
Losses recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2020	—	195	195

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

			At 30 June 2021
				Effect of reasonably possible alternative assumptions2
	Valuation techniques	Significant unobservable inputs1	Carrying value	Favourable changes	Unfavourable changes
			£m	£m	£m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+191bps)	9,844	514	(498)
Equity and venture capital investments	Market approach	Earnings multiple (0.3/14.4)	1,682	143	(143)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)3	n/a	795	111	(123)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)3	n/a	743	7	(21)
Other			196	9	(9)
			13,260
Financial assets at fair value through other comprehensive income			374
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (8%/124%)	1,068	6	(14)
			1,068
Level 3 financial assets carried at fair value			14,702

Financial liabilities at fair value through profit or loss			39
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (8%/124%)	1,269	—	—
			1,269
Level 3 financial liabilities carried at fair value			1,308

1
Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

2
Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

3
Underlying asset/net asset values represent fair value.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

			At 31 December 2020
				Effect of reasonably possible alternative assumptions2
	Valuation techniques	Significant unobservable inputs1	Carrying value	Favourable changes	Unfavourable changes
			£m	£m	£m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+215bps)	11,501	528	(651)
Equity and venture capital investments	Market approach	Earnings multiple (1.0/15.2)	1,905	72	(72)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)3	n/a	634	91	(121)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)3	n/a	780	6	(34)
Other			226	10	(10)
			15,046
Financial assets at fair value through other comprehensive income			346
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/128%)	981	8	(6)
			981
Level 3 financial assets carried at fair value			16,373

Financial liabilities at fair value through profit or loss			45
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/128%)	1,374	—	—
			1,374
Level 3 financial liabilities carried at fair value			1,419

1
Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

2
Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

3
Underlying asset/net asset values represent fair value.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2020 financial statements.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in note 48 to the Group’s 2020 financial statements.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 18: Credit quality of loans and advances to banks and customers

Gross drawn exposures and expected credit loss allowances	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 30 June 2021
Loans and advances to banks:
CMS 1-10	10,804	—	—	—	10,804	3	—	—	—	3
CMS 11-14	10	—	—	—	10	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	10,814	—	—	—	10,814	3	—	—	—	3

Loans and advances to customers:
Retail - UK Mortgages
RMS 1-6	262,472	22,374	—	—	284,846	123	234	—	—	357
RMS 7-9	69	4,022	—	—	4,091	1	59	—	—	60
RMS 10	—	918	—	—	918	—	23	—	—	23
RMS 11-13	—	2,456	—	—	2,456	—	95	—	—	95
RMS 14	—	—	1,924	11,886	13,810	—	—	175	190	365
	262,541	29,770	1,924	11,886	306,121	124	411	175	190	900
Retail - credit cards
RMS 1-6	9,032	1,124	—	—	10,156	61	46	—	—	107
RMS 7-9	1,720	1,028	—	—	2,748	60	115	—	—	175
RMS 10	150	317	—	—	467	6	60	—	—	66
RMS 11-13	54	467	—	—	521	—	169	—	—	169
RMS 14	—	—	323	—	323	—	—	140	—	140
	10,956	2,936	323	—	14,215	127	390	140	—	657
Retail - loans and overdrafts
RMS 1-6	5,991	398	—	—	6,389	73	19	—	—	92
RMS 7-9	1,707	519	—	—	2,226	74	60	—	—	134
RMS 10	63	143	—	—	206	6	29	—	—	35
RMS 11-13	21	353	—	—	374	3	134	—	—	137
RMS 14	—	—	312	—	312	—	—	151	—	151
	7,782	1,413	312	—	9,507	156	242	151	—	549
Retail - UK Motor Finance
RMS 1-6	11,638	1,464	—	—	13,102	142	36	—	—	178
RMS 7-9	687	490	—	—	1,177	7	29	—	—	36
RMS 10	—	134	—	—	134	—	19	—	—	19
RMS 11-13	22	184	—	—	206	—	45	—	—	45
RMS 14	—	—	233	—	233	—	—	152	—	152
	12,347	2,272	233	—	14,852	149	129	152	—	430
Retail - other
RMS 1-6	15,661	485	—	—	16,146	25	15	—	—	40
RMS 7-9	1,982	357	—	—	2,339	6	43	—	—	49
RMS 10	—	5	—	—	5	—	—	—	—	—
RMS 11-13	431	356	—	—	787	—	29	—	—	29
RMS 14	—	—	244	—	244	—	—	54	—	54
	18,074	1,203	244	—	19,521	31	87	54	—	172
Total Retail	311,700	37,594	3,036	11,886	364,216	587	1,259	672	190	2,708

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 18: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowances (continued)	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 30 June 2021
Commercial Banking
CMS 1-10	38,828	133	—	—	38,961	28	2	—	—	30
CMS 11-14	32,404	3,461	—	—	35,865	118	51	—	—	169
CMS 15-18	3,012	4,203	—	—	7,215	44	237	—	—	281
CMS 19	—	607	—	—	607	—	71	—	—	71
CMS 20-23	—	—	3,078	—	3,078	—	—	987	—	987
	74,244	8,404	3,078	—	85,726	190	361	987	—	1,538
Other
RMS 1-6	877	36	—	—	913	9	1	—	—	10
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	70	—	70	—	—	16	—	16
	877	36	70	—	983	9	1	16	—	26
CMS 1-10	54,098	—	—	—	54,098	—	—	—	—	—
CMS 11-14	3	—	—	—	3	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	54,103	—	—	—	54,103	—	—	—	—	—
Central overlay	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers	440,924	46,034	6,184	11,886	505,028	1,186	1,621	1,675	190	4,672

In respect of:
Retail	311,700	37,594	3,036	11,886	364,216	587	1,259	672	190	2,708
Commercial Banking	74,244	8,404	3,078	—	85,726	190	361	987	—	1,538
Other1	54,980	36	70	—	55,086	409	1	16	—	426
Total loans and advances to customers	440,924	46,034	6,184	11,886	505,028	1,186	1,621	1,675	190	4,672

1
Principally comprises reverse repurchase agreement balances.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 18: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowances	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2020
Loans and advances to banks:
CMS 1-10	10,670	—	—	—	10,670	6	—	—	—	6
CMS 11-14	82	—	—	—	82	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	10,752	—	—	—	10,752	6	—	—	—	6

Loans and advances to customers:
Retail - UK Mortgages
RMS 1-6	251,372	21,010	—	—	272,382	103	247	—	—	350
RMS 7-9	46	4,030	—	—	4,076	1	66	—	—	67
RMS 10	—	907	—	—	907	—	25	—	—	25
RMS 11-13	—	3,071	—	—	3,071	—	130	—	—	130
RMS 14	—	—	1,859	12,511	14,370	—	—	191	261	452
	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Retail - credit cards
RMS 1-6	9,619	1,284	—	—	10,903	75	57	—	—	132
RMS 7-9	1,603	1,137	—	—	2,740	66	138	—	—	204
RMS 10	274	343	—	—	617	14	70	—	—	84
RMS 11-13	—	509	—	—	509	—	193	—	—	193
RMS 14	—	—	340	—	340	—	—	153	—	153
	11,496	3,273	340	—	15,109	155	458	153	—	766
Retail - loans and overdrafts
RMS 1-6	5,559	291	—	—	5,850	80	15	—	—	95
RMS 7-9	1,990	580	—	—	2,570	99	66	—	—	165
RMS 10	116	181	—	—	297	13	36	—	—	49
RMS 11-13	45	467	—	—	512	9	178	—	—	187
RMS 14	—	—	307	—	307	—	—	147	—	147
	7,710	1,519	307	—	9,536	201	295	147	—	643
Retail - UK Motor Finance
RMS 1-6	12,035	1,396	—	—	13,431	187	46	—	—	233
RMS 7-9	738	456	—	—	1,194	7	33	—	—	40
RMS 10	—	171	—	—	171	—	30	—	—	30
RMS 11-13	13	193	—	—	206	—	62	—	—	62
RMS 14	—	—	199	—	199	—	—	133	—	133
	12,786	2,216	199	—	15,201	194	171	133	—	498
Retail - other
RMS 1-6	14,952	482	—	—	15,434	19	19	—	—	38
RMS 7-9	2,418	334	—	—	2,752	11	39	—	—	50
RMS 10	—	21	—	—	21	—	1	—	—	1
RMS 11-13	509	467	—	—	976	—	40	—	—	40
RMS 14	—	—	184	—	184	—	—	59	—	59
	17,879	1,304	184	—	19,367	30	99	59	—	188
Total Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 18: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowances (continued)	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2020
Commercial Banking
CMS 1-10	35,072	191	—	—	35,263	42	2	—	—	44
CMS 11-14	30,821	6,971	—	—	37,792	141	109	—	—	250
CMS 15-18	4,665	6,469	—	—	11,134	96	398	—	—	494
CMS 19	—	685	—	—	685	—	144	—	—	144
CMS 20-23	—	—	3,524	—	3,524	—	—	1,282	—	1,282
	70,558	14,316	3,524	—	88,398	279	653	1,282	—	2,214
Other
RMS 1-6	871	13	—	—	884	9	1	—	—	10
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	67	—	67	—	—	17	—	17
	871	13	67	—	951	9	1	17	—	27
CMS 1-10	60,985	—	—	—	60,985	—	—	—	—	—
CMS 11-14	238	—	—	—	238	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	10	—	10	—	—	—	—	—
	61,225	—	10	—	61,235	—	—	—	—	—
Central overlay	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760

In respect of:
Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119
Commercial Banking	70,558	14,316	3,524	—	88,398	279	653	1,282	—	2,214
Other1	62,096	13	77	—	62,186	409	1	17	—	427
Total loans and advances to customers	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760

1
Principally comprises reverse repurchase agreement balances.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 19: Dividends on ordinary shares

An interim dividend for 2021 of 0.67 pence per ordinary share will be paid on 13 September 2021. The total amount of this dividend is £473 million.

The Group did not pay any dividends during 2020 following a specific request of the regulator, the PRA, in line with all other major UK listed banks, as a result of the developing coronavirus crisis.

On 25 May 2021, a final dividend in respect of 2020 of 0.57 pence per share, totalling £404 million, the maximum allowable under PRA guidelines, was paid to shareholders.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the recommended dividend are:

Shares quoted ex-dividend	5 August 2021

Record date	6 August 2021

Final date for joining or leaving the dividend reinvestment plan	20 August 2021

Dividend paid	13 September 2021

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 20: Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2021 and have not been applied in preparing these condensed consolidated half-year financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

With the exception of IFRS 17 Insurance Contracts and certain other minor amendments, as at 28 July 2021 these pronouncements have been endorsed for use in the United Kingdom.

IFRS 17 Insurance Contracts

IFRS 17 replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2023.

IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a value in-force asset will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided. The standard will have a significant impact on the accounting for the insurance and participating investment contracts issued by the Group.

The Group's IFRS 17 project is progressing to plan. Work has focused on interpreting the requirements of the standard, developing methodologies and accounting policies, and implementing the changes required to reporting and other systems. The development of the Group's data warehousing and actuarial liability calculation processes required for IFRS 17 reporting continues to progress, with a schedule of testing and business readiness activity due to run from later this year into 2022, ahead of full implementation from 1 January 2023.

Minor amendments to other accounting standards

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2022 and in later years (including IFRS 9 Financial Instruments and IAS 37 Provisions, Contingent Liabilities and Contingent Assets). These amendments are not expected to have a significant impact on the Group.

 Note 21: Other information

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2020 were approved by the directors on 23 February 2021 and were delivered to the Registrar of Companies on 28 April 2021. The auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Act.

 STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed consolidated half-year financial statements have been prepared in accordance with UK adopted International Accounting Standard 34, Interim Financial Reporting, and that the half-year management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

1
an indication of important events that have occurred during the six months ended 30 June 2021 and their impact on the condensed consolidated half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
2
material related party transactions in the six months ended 30 June 2021 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the Board by

William Chalmers
Interim Group Chief Executive
28 July 2021

Lloyds Banking Group plc Board of directors:

Executive director:
William Chalmers (Interim Group Chief Executive and Chief Financial Officer)

Non-executive directors:
Robin Budenberg CBE (Chair)
Alan Dickinson (Deputy Chair)
Sarah Legg
Lord Lupton CBE
Amanda Mackenzie OBE
Nicholas Prettejohn
Stuart Sinclair
Catherine Woods

 INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2021 which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement and related notes 1 to 21. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

The annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted by the United Kingdom. Accordingly, the condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2021 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Use of our report

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP

Statutory Auditor

London, England

28 July 2021
 FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘endeavour’, ‘prospects’, ‘optimistic’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Group’s knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the EU-UK Trade and Cooperation Agreement, instability as a result of the potential for other countries to exit the EU or the Eurozone, and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change, including the Group’s ability along with the government and other stakeholders to manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK’s exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes in the Group’s ability to develop sustainable finance products and the Group’s capacity to measure the ESG impact from its financing activity, which may affect the Group’s ability to achieve its climate ambition; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the SEC, Lloyds Banking Group plc annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

 SUMMARY OF ALTERNATIVE PERFORMANCE MEASURES

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Average interest-earning banking assets	Gross loans and advances to customers adjusted to remove fee-based and other non-banking balances, averaged over the period.
Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Cost:income ratio	Total costs as a percentage of net income calculated on an underlying basis
Loan to deposit ratio	Loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements on an underlying basis
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity	Statutory profit after tax adjusted to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets
Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying profit before impairment	Underlying profit adjusted to remove the underlying impairment charge
Underlying, or 'above the line' profit	Statutory profit before tax adjusted for certain items as detailed in the Basis of Presentation

 CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Edward Sands

Director of Investor Relations

020 7356 1585

edward.sands@lloydsbanking.com

Eileen Khoo

Director of Investor Relations

07385 376435

eileen.khoo@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

020 7356 3522

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 29 July 2021